Filed Pursuant to Rule 424(b)(7)

Registration No. 333-238331

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 15, 2020)

Teekay LNG Partners L.P.

10,750,000 Common Units Offered by the Selling Unitholder

This prospectus supplement updates and amends certain selling unitholder information contained in the prospectus, dated May 15, 2020, relating solely to the possible offer or resale, from time to time, of up to 10,750,000 common units of Teekay LNG Partners L.P. by a certain selling unitholder. This prospectus supplement updates the selling unitholder information in the prospectus by replacing the selling unitholder listed in the prospectus with the Selling Unitholder identified in this prospectus supplement. We will not receive any of the proceeds from the sale of these common units by the Selling Unitholder.

This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the prospectus, including any amendments or supplements thereto.

Our common units are traded on the New York Stock Exchange under the symbol “TGP.” On October 5, 2020, the last reported sale price of our common units on the New York Stock Exchange was $10.67 per unit.

Investing in our securities involves risks. In addition, limited partnerships are inherently different than corporations. You should carefully consider the section entitled “Forward-Looking Statements” contained on page 1 and each of the factors described under “Risk Factors” beginning on page 2 of the prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 6, 2020

S-1

SELLING UNITHOLDER

This prospectus supplement updates and amends certain information contained in the prospectus covering the offering for resale of up to 10,750,000 of our common units, which we issued to our general partner, Teekay G.P. L.L.C., in exchange for the cancellation of all of the incentive distribution rights representing limited partner interests in Teekay LNG Partners L.P.

The following information is provided to update the information that appears under the caption “Selling Unitholder,” in the prospectus to reflect the transfer of common units from Teekay GP L.L.C. to Teekay Finance Limited, the Selling Unitholder, in connection with the refinancing of Teekay Corporation’s equity margin revolving credit facility. The Selling Unitholder is a wholly-owned subsidiary of Teekay Corporation, our largest securityholder. The aggregate number of securities registered under the prospectus remains the same.

The table below sets forth information about the maximum number of common units that may be offered from time to time by the Selling Unitholder under the prospectus, as supplemented by this prospectus supplement. The Selling Unitholder identified below holds, and may in the future acquire at any time common units in addition to those registered hereby. In addition, the Selling Unitholder identified below may sell, transfer or otherwise dispose of some or all of its common units, including in private placement transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot estimate the amount of common units that will be held by the Selling Unitholder upon termination of this offering. However, for purposes of this table, we have assumed that all of the common units covered by this prospectus supplement will be sold by the Selling Unitholder. For information on the procedures by which the Selling Unitholder may offer or sell the common units, please read the disclosure set forth under the caption “Plan of Distribution” in the prospectus.

We have prepared the following table and the related notes based on information supplied to us by the Selling Unitholder. We have not sought to verify such information. Information about the Selling Unitholder may change over time.

Selling Unitholder	Common Units Beneficially Owned		Percentage of Class Prior to Offering(2)	Common Units Beneficially Owned After Offering(3)	Common Units Beneficially Owned After Offering(2)(3)
Teekay Finance Limited(1)	35,958,274	(1)	41.4%	25,208,274	29.0%

(1)

The address for Teekay Finance Limited is 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Teekay Corporation owns and controls Teekay Finance Limited. Teekay Corporation also owns and controls Teekay GP L.L.C., our general partner, who manages our operations and activities. Through Teekay Corporation’s ownership of Teekay GP L.L.C., Teekay Corporation indirectly owns our 1.76% general partner interest. Together with its 41.4% indirect interest in our outstanding common units owned by Teekay Finance Limited and its indirect 1.76% general partner interest, Teekay Corporation holds an overall 42.4% economic interest in us. Executive officers of Teekay Gas Group Ltd., a subsidiary of Teekay LNG Operating L.L.C., our wholly-owned subsidiary, and three of the directors of our general partner also currently serve as officers or directors of Teekay Corporation. For additional information about certain relationships and related party transactions that Teekay Corporation, the Selling Unitholder and their other affiliates have with us, please read Item 7.B, Related Party Transactions, in our latest Annual Report on Form 20-F filed with the SEC, which is incorporated by reference into this prospectus supplement.

(2)	Based on 86,945,315 of our common units outstanding as of October 2, 2020. Excludes the 1.76% general partner interest held by our general partner, a wholly-owned subsidiary of Teekay Corporation.
(3)

Assumes the sale of all 10,750,000 common units offered in this prospectus supplement and no sales of any other of our common units held by the Selling Unitholder as of the date of this prospectus supplement that are not registered for resale under the prospectus, as supplemented by this prospectus supplement.

S-2